CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the year ended October 31, 2011

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the year ended October 31, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 26, 2012, and compares its financial results for the year ended October 31, 2011 to the previous year. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended October 31, 2011. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars. The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek Metallurgical Coal property (“Carbon Creek”), Sheini iron ore properties, and the Minnesota Iron/Titanium properties ;

  the ability of the Company to convert portions of the existing resource at Carbon Creek into the Measured & Indicated categories;

  the ability of the Company to increase the global resource at Carbon Creek by including additional coal seams in the resource estimation;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources at its mineral properties;

  the timing and cost of the planned future exploration programs at the Minnesota Iron/Titanium and Carbon Creek Coal properties, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 2

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of commodities, and iron ore, coal, vanadium and titanium in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at the Minnesota Iron/Titanium and Carbon Creek Coal properties;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Carbon Creek Coal property;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors and the applicable regulatory agencies;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 3

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 4

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company's securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See "Risk Factors - Share Price Volatility".

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

DATE

This MD&A reflects information available as at January 26, 2012.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 5

RESULTS OF OPERATIONS

Background

Cardero Resource Corp. is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

General

Through 2011 Cardero was focussed on the migration from high-risk, early-stage grassroots exploration projects, and on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

In recent years, Cardero's focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero's wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA.

In keeping with bulk-commodity focus, on June 1, 2011, Cardero completed the acquisition of all of the issued securities of Coalhunter Mining Corporation, which subsequently changed its name to Cardero Coal Ltd. (“Cardero Coal”). Cardero Coal is a private British Columbia company which controls the Carbon Creek Metallurgical Coal deposit in north-eastern British Columbia, Canada, and is proceeding with an aggressive work program as outlined below.

Cardero’s current strategy is to seek to option-out or joint venture all of its “non-core” assets, allowing the Company to focus on its coal and iron ore projects. Cardero is also actively assessing and seeking to acquire interests in a number of mineral exploration properties which are prospective for iron ore and coal. At the present time, it is focusing its activities on its core projects in Minnesota (United States), British Columbia (Canada), and Ghana (Africa) where it has established subsidiaries and the infrastructure to enable it to actively work in such countries. The Company, through its subsidiaries, holds, or has or is negotiating the right to acquire interests in, mineral properties in these countries. However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.

Property	Total Costs to October 31, 2010	Total Costs to October 31, 2011	Estimated Fiscal 2012 Expenditures(1)
Minnesota Iron-Titanium Projects, USA	$2,648,977	$3,688,741	$1,000,000
Carbon Creek Metallurgical Coal Project, BC, Canada	$3,138,691	$62,953,380	$36,000,000
Sheini Hills Iron Project	$220,916	$3,041,310	$6,000,000

Note:	1.

This amount represents the estimated exploration expenditures for fiscal year ending October 31, 2012 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 6

During the year ended October 31, 2011 and to January 26, 2012, the Company was primarily focussed on the Carbon Creek Metallurgical Coal deposit, including preparations for the field program and the beginning of the field program in August, completing the drilling programs for the Longnose and Titac properties together with its ongoing efforts to investigate and evaluate additional potential acquisitions.

Material Mineral Properties

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

Information in this MD&A regarding the Carbon Creek property is based on information provided by the technical report dated December 6, 2011 entitled "Technical Report, Carbon Creek Coal Property, British Columbia, Canada" (the "Carbon Creek Report") prepared by Norwest Corporation ("Norwest"). The following summary is from the Carbon Creek Report and the detailed disclosure in the Carbon Creek Report is incorporated into this MD&Aby reference. Readers are encouraged to review the entire Carbon Creek Report, which is filed on SEDAR at www.sedar.com.

Location

The Carbon Creek property lies approximately 60km northwest of the town of Chetwynd, BC and 40km west of the town of Hudson's Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

Tenure and Joint Venture

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications (and any coal licenses issued pursuant to such applications) and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200ha.

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (CCP), an Alberta partnership. One Coal License Application has been submitted by Alan A. Johnson (Johnson), and one has been submitted by Cardero Coal.

The CGDL's, totalling approximately 2,600ha, are controlled by Peace River Partnership (PRP), an Alberta partnership. Cardero Coal has entered into an option to acquire a coal lease over the CGDL from PRP.

Cardero Coal has entered into an agreement with Johnson to purchase the one coal license to be issued pursuant to the Coal License Application submitted by Johnson (subject to the issuance of the applicable coal license).

Cardero Coal has entered into a joint venture agreement with CCP, in which Cardero Coal will have a 75% interest and CCP will have a 25% interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its interest in the Carbon Creek property, being the coal lease over the CGDL (when acquired by Cardero Coal), and all coal licenses (if and when issued to Burns and transferred to CCP and if as and when issued to Cardero Coal pursuant to the applicable Coal License Applications and, in the case of the coal license which may be issued to Johnson pursuant to his Coal License Application, upon its acquisition from him by Cardero Coal). The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profits interest which requires Cardero Coal to fund the exploration, development, construction and operation of the mine and that the CCP receives no profits until Cardero Coal has recovered its investment. At that point, the CCP is entitled to 25% of the net profits of the Carbon Creek Joint Venture. Cardero Coal is the manager of the Carbon Creek Joint Venture.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 7

Cardero completed the acquisition of the balance of the outstanding shares of Cardero Coal through a Plan of Arrangement that was completed on June 1, 2011.

Geology

The local geology of the Carbon Creek Property consists of a doubly-plunging syncline which lies between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek, and plunges gently (less than 5°) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º along the synclinal flanks in the east and west portions of the property. Dips through the east and central portions of the initial development area are very mild due to their proximity to the syncline axis. Dips increase to the west moving up the western limb of the syncline.

Four north-south trending faults were identified in early exploration programs and were thought to die out in these directions. According to Utah Mines Ltd. (Utah) dips of strata in proximity to these faults increase to the point where they effectively separate the property into discreet mining blocks. The three westernmost faults were interpreted to be high-angle reverse faults with displacements estimated to range from between 50m to 70m. The easternmost Carbon Creek fault was speculated to be a high-angle thrust and having significant displacement, in the range of hundreds of meters, based on the interpretation of a coal-barren portion of the upper Gething being exposed on its eastern side.

Recent field work conducted by Cardero Coal has shown that the severity of the faulting may be less than estimated by Utah during their evaluations in the late 1970's and early 1980's. Definitive data that would permit accurate, detailed mine planning in the areas proximal to suspected faults has yet to be collected and/or evaluated. The most notable change in interpretation is the intersection of what is believed to be the lower coal seams of the property's stratigraphic sequence on the east side of the Carbon Creek Fault. This fault was formerly thought to have had sufficient uplift to expose the barren zone of the Gething Formation lying below the coal horizons. Although not sufficiently defined as a resource for inclusion in the Carbon Creek Report, it does present an exploration target for establishing additional resource tonnage in the future.

Mineralization

The mineralized zones encountered on the property are predominantly medium volatile bituminous coal seams, with minor increase or decrease in rank depending on structural or stratigraphic variations and depth of burial. Historic coal quality reports indicate that the coals will, with beneficiation (washing) to remove impurities, produce a product with coking properties suitable for metallurgic applications. Thermal coal suitable for electric power generation could be produced with or without further processing in addition to, or as an alternative to, a coking coal product.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 8

Coal Occurrence

Over thirty coal seams occur in the middle and upper portions of the Gething Formation. Sixteen seams are present through the northern half of the property. Twelve main seams have figured prominently in historic coal tonnage calculations.

Coal deposition is typical of the Gething Formation, consisting of abundant coal seams, some showing favorable metallurgical properties. The twelve seams listed in Table 1.1 are developed sufficiently to be of economic significance. These seams range from 1.14m to 2.17m in average thickness. Raw coal qualities are presented for each of these seams. Values shown represent coal without out-of-seam dilution (OSD). Processing coal mixed with OSD using size specific density and froth flotation separating processes (coal washing) is widely used to improve coal quality by reducing ash content and raising its calorific value. Coking properties such as free swelling index (FSI) and dilation are typically improved as well, through washing.

Table 1.1 Raw Coal Quality

SEAM	AVERAGE THICKNESS (M)	COAL QUALITY (AIR DRIED BASIS)
		MOISTURE (%)	ASH (%)	SULPHUR (%)	VOLATILE MATTER (%)	FIXED CARBON %	CALORIFIC VALUE BTU/LB	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	5.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	1.91	0.95	19.03	0.57	19.20	60.83	12,362	3.0

Raw coal qualities indicate good coking coal potential in seams 31, 40 and 52 based on average FSI values. In-place raw ash contents are generally low and all seams will be improved with washing which would reduce ash content further and typically increase the FSI by a few points. With careful blending, the other seams would likely be saleable in the coking coal market.

Exploration

The periods and types of coal exploration undertaken on the property are summarised in Table 1.2. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 9

Table 1.2 Exploration Methods

Year	Company/ Individual	Drill Holes	Exploration Activity
1908 to 1942	Various*		Surface mapping, and sampling, trenching
1943	Stines		Surface mapping, and sampling, trenching
1945	Mathews		Surface mapping, and sampling, trenching
1970	Trend Exploration		Aerial reconnaissance mapping
1971	Utah	9	Surface mapping and drilling
1972	Utah	14	Surface mapping and drilling
1973	Utah	16	Surface mapping and drilling
1975	Utah	36	Surface mapping, drilling, and 2D seismic program
1976	Utah	181	Surface mapping, drilling and bulk sampling from adits
1981	Utah	45	Surface mapping and drilling
2010	Coalhunter	8	Validation drilling (coring)

All drilling was vertically orientated, targeting coal seams that were mostly dipping between 5o and 20o from vertical. Approximately one third of the 309 holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering.

Cardero Coal has been conducting a sizable exploration and development drilling project within the CGDL area of the property since August of 2011. Drilling data from this program has not been used to define resources in the Carbon Creek Report but will be assimilated into an updated geologic model for planned feasibility work during 2012.

Coal Resources

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1.2. The resource statement is current as of October 1, 2011. Surface mineable resources are based on mining to a maximum strip ratio (waste volume to tonne of in-place coal) of 20 to 1.

Carbon Creek has an estimated 166.7Mt of in-place coal resources in the measured and indicated categories. Table 1.3 breaks these resources into surface and underground tonnes.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 10

Table 1.3 Classification of Resource – Carbon Creek Property – October 1, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	33.1	20.1	19.6
Underground	mvB	42.4	71.1	147.5
Total	mvB	166.7		167.1

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the Carbon Creek Report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineable Coal

Based on the geological model developed in the Carbon Creek Report a general mining layout was prepared for both surface and underground mining areas. Applying mining parameters, as discussed in Section 16 of the Carbon Creek Report, a potentially mineable tonnage estimate was developed for each mining method as shown in Table 1.4.

Table 1.4 Potentially Mineable Coal Tonnes Through Year 30

Mining Method	Potentially Mineable Tonnes (millions)	Resource Tonnes (Measured & Indicated)
Surface	21.8	53.2
Underground	115.2	113.5
Combined Total	137.0	166.7

The Run of Mine (“ROM”) surface potentially mineable tonnes are significantly lower than the surface resource identified above. This difference is explained by the fact that much of this resource is higher strip ratio and higher cost relative to underground mining methods. The ROM underground tonnes exceed the geological resource estimate because the mining layout includes a small amount (1.7Mt) of Inferred tonnes.

Coal Processing

ROM coal will be crushed and sent to a coal washery where ash will be removed through heavy media separation of the coarse fractions and floatation for the fines fractions. Wash plant yields have been estimated on average at 68% for surface mined coal and 62% for underground mined coal. Individual yield and indicative clean coal specifications are presented in more detail in Section 13 of the Carbon Creek Report. The clean coal will be dried in a fluidized bed dryer to approximately 6% moisture and stored in covered storage to keep it dry until shipment.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 11

Production Volume and Schedule

Annual production is based on the mine plans described in Section 16 of the Carbon Creek Report. The surface mine will begin operations first, with the underground mine beginning operations two years after the surface mine. This allows time to develop an area to access the underground mineable coal seams. The combined mining operation is planned for 30 years excluding pre-production development and construction time.

The surface mine is projected to begin production at 3.1M ROM tonnes per annum (tpa) and maintain this level for 7 years. The expected wash plant yield of 68% results in 2.1Mtpa (Million tonnes per annum) saleable coal from the surface mine. This production from surface mining is expected to yield 14.8Mt saleable over the seven year period (years 1- 7).

The underground mine is expected to begin production in the third year of mine operations at .59Mtpa ROM increasing to the steady state level of 4.7Mtpa ROM by the beginning of the eighth year of mining operations. The expected wash plant yield of 62% results in 2.9Mtpa saleable from the underground mine. The underground mine is assumed to operate 28 years producing 115.2M ROM tonnes and 71.4M saleable tonnes. This production schedule depletes the measured and indicated underground mineable coal tonnes shown above in Table 1.4.

Transportation

Clean coal will be loaded into highway type coal haulers operated by a trucking contractor and hauled approximately 69km to a rail loadout on the CN railway. The coal will be offloaded into a bottom-dump hopper and conveyed to a twin dome covered storage structure. Clean coal will be drawn from beneath the storage piles onto a reclaim conveyor and loaded through a batch weighing system into unit trains. The coal will be transported to the ports of Vancouver and/or Prince Rupert for loading onto ships for transport to the Pacific Rim markets. The clean coal will be exposed to the elements during train transport and while stockpiled temporarily at the port and is expected to increase in moisture content to about 8%m, which is the preferred maximum for ocean shipping.

Capital Costs

Assumptions regarding capital expenditures are detailed in Section 21 of the Carbon Creek Report. All dollar values throughout the Carbon Creek Report are in US$. Pre-production capital requirements total $301M and include coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development and contingency. All major surface and underground mining equipment is assumed to be leased with a seven year lease term at 4.5% and a 20% residual. The total value of the mining equipment being leased is $151M. Annual lease payments at full production for surface mining total $12.3M and $9.6M for underground.

Total capital excluding leased equipment is $504M over the LOM. Lease payments for mining equipment total $321M over the LOM.

Manpower

Manpower requirements to operate and maintain the surface and underground mines and coal processing plant are shown in Tables 1.5 and 1.6.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 12

Table 1.5 Manpower Requirements –Surface Mine and Four Underground Units (through year 7)

Area	Hourly Workers	Management	Totals
Surface Mine	190	28	218
Underground Mine	220	61	281
Prep Plant	62	11	73
Totals	472	100	572

Table 1.6 Manpower Requirements –
Eight Underground Units (Year 8 through Year 30)

Area	Hourly Workers	Management	Totals
Underground Mine	432	98	530
Prep Plant	62	11	73
Totals	494	109	603

Operating Costs

Operating costs have been estimated for the surface and underground mines based on required equipment hours, labour hours and materials and supplies. These costs are shown in Table 1.7 on a unit basis for each mine and the coal handling and preparation plant (CHPP).

Table 1.7 Cash Operating Costs

Cost Area	$/ROM tonne	$/Clean tonne
Surface Mining	30.62	50.77
Underground Mining	31.86	57.68
Coal Handling & Prep	3.90
Sub-Total ( Includes equipment lease payments)		60.76
Indirect Costs		10.51
Total Cash Costs		71.27

Economic Results

Norwest prepared an economic model in US$ that captures direct costs, including labor, equipment, materials, production taxes and royalties. Indirect costs including corporate overhead, mineral tax and property tax were added to the model along with depreciation of purchased equipment and facilities. A cash flow calculation was prepared on an after tax basis using an average FOB price of $185 per saleable tonne and an average clean coal production of 2.9Mtpa. Clean coal production increases from 2.1Mtpa to 3.2Mtpa over the first seven years of production and then averages 2.9Mtpa for the remaining mine life of 23 years. The first seven years includes surface mine production and the ramp up of underground mining. After seven years, the property is mined by underground methods only.

Pre-production cash outflows total $301M over the estimated three year development and construction period. Cash flow is positive once production begins and payback occurs by the end of the third year of production or six years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $115M per year for a total net cash flow of $3.1B over the life of the mine for Cardero’s 75% interest.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 13

The internal rate of return for Cardero’s 75% interest in the Carbon Creek Joint Venture is approximately 29%. Net present values at 8%, 10% and 12% are shown in the Table 1.8.

Table 1.8 NPV Results Cardero’s 75% Interest ($millions)

Interest Rate	8%	10%	12%
NPV	$752	$551	$408

The internal rate of return for the entire property is approximately 35.1% . Net present values at 8%, 10% and 12% are shown in Table 1.9.

Table 1.9 NPV Results 100% Interest ($ Millions)

Interest Rate	8%	10%	12%
NPV	$1,070	$800	$605

The Carbon Creek Report is preliminary in nature, and includes inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the Carbon Creek Report will be realized.

Sensitivity Analysis

Sensitivity of the economics regarding coal sales price, direct mining costs and capital expenditures were evaluated. The results are summarized in Table 1.10.

Table 1.10 Sensitivity Analysis ($millions)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case at $185	29.3%	$752	$551	$408
Coal Sales at $270	46.3%	$1,755	$1,335	$1,033
Coal Sales at $141	16.1%	$229	$142	$79
10% Increase in Direct Mining Costs	28.6%	$696	$510	$377
10% Increase in Capital Costs	28.6%	$753	$551	$407

Given the high margins, the project is more sensitive to changes in coal prices than it is to changes in direct mining costs and capital costs. The 10% increase in capital cost does not result in any significant change in NPV because it delays the effect of the net profits interest.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 14

Table 1.11 summarizes the key results of the Carbon Creek Report.

Table 1.11 Carbon Creek Project Summary

Resource Measured & Indicated	Mt	166.7
Resource Inferred	Mt	167.1

Underground Potentially Mineable Tonnes	Mt	115.1
Mean Plant Recovery	%	62%
Underground Clean Coal Tonnes	Mt	71.4

Surface Potentially Mineable Tonnes	Mt	21.8
Mean Plant Recovery	%	68%
Surface Clean Coal Tonnes	Mt	14.8

Total Clean Coal Tonnes Produced	Mt	86.2

Surface Mining Minimum Seam Thickness	M	0.6
Surface Mining Maximum strip ratio	Ratio	12.5:1
Underground Mining Minimum Seam Thickness	M	1.2

Full Production Rate Clean Coal per Year	Mt/yr	2.9

Pre-production Capital Costs	M$	301
Sustaining Capital LOM	M$	203
Value of Leased Equipment LOM	M$	151

Surface Mine OPEX ROM Basis	$/t	30.62
Underground Mine OPEX ROM Basis	$/t	31.86
Surface Mine OPEX Clean Coal Basis	$/t	50.77
Underground Mine OPEX Clean Coal Basis	$/t	57.68
Processing OPEX	$/t	3.90
Average direct mine costs (incl. equipment lease) Clean Coal Basis	$/t	60.76

Haul, Rail & Port Costs	$/t	42.42

FOB Price Long-Term Base Case	$/t	185

Gross Revenue LOM	M$	15,952
Operating Costs LOM	M$	6,145
Pre-Tax Operating Cash Flow LOM	M$	6,149

Post-Tax NPV 8 (75% Basis)	M$	752
Internal Rate of Return (75% Basis)%		29.3
Post-Tax NPV 8 (100% Basis)	M$	1,070
Internal Rate of Return (100% Basis)%		35.1

Total Undiscounted Post-Tax Cash Flow (75% Basis)	M$	3,113

Conclusions

Based on the results of the Carbon Creek Report, Norwest has reached the following conclusions:

1.	There are sufficient potentially mineable tonnes of metallurgical grade coal in the Carbon Creek resource area to produce approximately 2.9Mtpa saleable coal for a 30 year period.
2.	No fatal flaws have been identified at this stage of project development.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 15

3.

Pre-production capital costs, estimated at $301M will be required to bring this project into production. Additional capital, including replacement of $203M will be required to sustain operations over the remaining life of the mine.

4.	Operating costs per tonne of clean coal average $71.27.
5.	At a conservative price for metallurgical grade coal of $185, this Project will generate positive cash flows and achieve an internal rate of return (IRR) on investment of 29.3%.

Recommendations

Development Drilling

The results of the 2011 drilling program should be included in the geological database and a new geological model produced. This will provide a better mine planning base as well as indicate where future development drilling is needed to increase confidence in the resource estimates.

Mine Planning Refinement

Additional refinement of the geologic model along with a detailed mine plan is recommended and will yield a revised and more accurate recoverable reserve base if reserves are defined in the future. This work should be completed at the Prefeasibility level of project evaluation. Optimum production plans and methods should be analyzed. One example for further study is to examine surface mineable coal extractable by contour and highwall mining methods. Highwall mining generally has proven prudent in resource recovery and cost efficiency. Further evaluation can provide insight into the applicability of highwall mining at this property.

CHPP Design and Construction

Prior to proceeding with the project for detailed design and construction, Norwest recommends that additional studies be performed to better characterize the coals to ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

Additional studies and recommended data include:

  Washability study with large diameter cores collected during 2011 field program.
  Further metallurgical characterization of main seams and potential blends.
  Materials characteristics tests for the projected refuse materials.
  Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation can be collected during a site data collection campaign. For the purposes of this study, regional data was used to estimate the effective loading.

Geotechnical Studies

Geotechnical sampling and detailed core logging should be conducted in conjunction with any drillcore activities in order to build a current rock mechanics database. Most of this work is already underway in the 2011 drilling program.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study using best practices and information from similar projects in the area, although site construction will require further studies. Detailed geotechnical data is being collected as part of the 2011 field program.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 16

Water Supply - Hydrology

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data.

A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

Thermal Dryer

Research Turbo dryer as a possible lower cost option to the fluidized bed coal dryer.

The Company cautions that the foregoing economic analysis ("PEA") is only preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Sheini Hills Iron Project, Ghana

Information in this MD&A regarding the Sheini Project is based on information provided by the technical report dated January 18, 2012 entitled "Technical Report, Sheini Hills Iron Project, Ghana, Africa" (the "Sheini Report") prepared by Keith J. Henderson, EurGeol . The following summary is from the Sheini Report and the detailed disclosure in the Sheini Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Sheini Report, which is filed on SEDAR at www.sedar.com.

Property Description and Location

The Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The Project area ("Project Area") consists of three contiguous prospecting licences ("Prospecting Licenses") covering a cumulative licence area of 397.5 square kilometres. The Government of the Republic of Ghana acting by the Ministry of Lands and Natural Resources has issued a licence document dated December 8, 2011 for each of the three Prospecting Licences (Sheini North, Sheini and Sheini South).

The Prospecting Licences were issued to Emmaland Resources Limited ("Emmaland"), a local Ghanaian company. Cardero Ghana Ltd. ("Cardero Ghana"), an indirect wholly owned Ghanaian subsidiary of Cardero, has entered into three separate joint ventures (one for each Prospecting License) with Emmaland. The object of each joint venture is to explore and, if warranted, develop the lands subject to the relevant Prospecting Licence. The effective date for each of the joint venture agreements is December 12, 2011.

Under the three joint ventures, Cardero Ghana will have the right to earn a 100% working interest in each Prospecting Licence, subject to (a) a 10% NPI (net profit interest) in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the licence areas that become the subject of one or more mining licences subsequently issued to Emmaland. Cardero Ghana will have the right to purchase the 10% NPI held by Emmaland in a joint venture at any time for an amount representing the net present value thereof, as calculated by an independent engineering firm, or such other amount as is acceptable to Emmaland. There are no other royalties or back-in rights to which the Project is subject.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 17

In order to earn its interest, Cardero Ghana is required to fund all expenditures under each of the particular joint ventures and make cash payments to Emmaland totalling USD 16,600,000. To date, USD 6,450,000 million has been paid in scheduled payments and advances.

Each Prospecting License outlines a required work program and an expenditure commitment based on this work program. The expenditure commitments relate to the initial two-year licence period, ending December 8, 2013, and total USD 9,180,966 for all three Prospecting Licenses.

Accessibility, Climate, Infrastructure, and Physiography

The Project is situated in the eastern part of Ghana's Northern Region, close to the border with Togo and approximately 400 kilometres north of Ghana's capital city, Accra. Tamale, Ghana's second largest city is the regional capital and an administrative centre, as well as the regional transportation hub. Sheini Village lies approximately at the centre of the concession, 20 kilometres southeast of Zabzugu.

Transportation between the main centres of population in the region is mostly by road, although there are reasonable air connections between the regional centres. Tamale is the main population centre in the region with approximately 360,000 people. Sheini Village has a population of between 400 and 500. There are a number of smaller communities south of Sheini with populations of between 100 and 200 people.

The closest railway line in Ghana to the Sheini area is the Accra- Kumasi rail line located approximately 350 kilometres south. The Ghana government has long-term plans to extend the existing railway line to Tamale and Yendi. A rail line exists closer to the Sheini area at Blita in Togo, located approximately 100 kilometres southeast of the Sheini Village. This railway line extends south to the port at Lomé, Togo's capital, and is used primarily for the transport of limestone and phosphates.

In Ghana, the Tema sea port, the largest in the country, is located approximately 390 kilometres south-southwest of the Sheini area and approximately 30 kilometres east of Accra.

A major power line follows the Tamale- Yendi- Zabzugu- Tatale road, which brings power to the towns and villages along this route. Zabzugu, the closest town with electrical power, is located 20 kilometres northwest of the Sheini area.

The Oti River represents the major water source and is located 20 kilometres west of the Sheini area. The river rises in Burkina Faso and forms part of the international boundaries between Benin and Burkina Faso and between Togo and Ghana.

The Northern Region of Ghana is located in the savannah belt with a typical hot, sub-Saharan climate. There are two major seasons—dry and wet. Climatic conditions are not expected to adversely impact exploration activities in the area.

The physical geography of Ghana's Northern Region reflects the geological setting of the area. The landscape surrounding Tamale is generally flat due to the soft sedimentary rocks of the Volta Basin. The landscape becomes more undulating east of Tamale and of the Oti River, suggesting the presence of more resistive rock formations.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 18

The Oti River produces a broad valley with elevations of 80–90 metres above sea level in the vicinity of the Sheini area. Toward the Togo border, ridges standing several hundred metres above the surrounding savannah are elongated in a north–south direction.

Project History

The first detailed exploration work that focused on the iron occurrences around Sheini Village was by E. H. Jacques in the 1950s. His report (1958) summarizing the exploration work was re-printed by Ghana’s Geological Survey Department (“GGSD”) in 2003 (Archive Report No. 85).

According to this report, Jacques and his team carried out geological mapping, technical work, trenching (10 trenches), and diamond core drilling (nine boreholes) along the ridges with iron mineralization from Kandin in the north to the Kubalem area in the south, comprising approximately 35 kilometres of strike length. Jacques describes eight groups of iron-mineralized bodies from this large area.

All of the samples taken during this phase of exploration were assayed for iron and silica only. A small number of samples were also assayed for phosphorous. The results, presented in Jacques’ report as tables, show iron grades in the range of 30%–50% iron, with silica content of usually more than 15% SiO2. The content of phosphorous is usually below 0.2% P2O5.

In the early 1960s, geoscientists from the Soviet Union were invited to Ghana to assist with geological mapping, with prospecting, and with performing numerous specific studies in northern Ghana. The iron occurrences around Sheini Village were studied as part of one of the projects managed by the Soviets. The work included detailed geological mapping, trenching, and drilling. The results were summarized in several reports and some of them have been re-printed by the GGSD. The reports indicate that the exploration was focused mainly on the area northwest, west, and southwest of Sheini Village.

No significant exploration work was done in the Sheini area after the Soviet geologists left Ghana. According to the GGSD, small-scale exploration work has been done by St. Jude Resources Ltd. (Vancouver, BC) in the Sheini North area during 2004–2006. The exploration was testing the concept that the iron occurrences may be of epigenetic origin, similar to Olympic Dam–type Iron Oxide Copper Gold (IOCG) deposits. The St. Jude Resources exploration concession expired in 2006.

In 2008, the Minerals Commission of Ghana granted non-exclusive exploration permits to twelve companies. The size of the non-exclusive exploration permit granted was 178.81 square kilometres, coincident with Emmaland’s current Sheini Prospecting Licence and part of the Sheini North Prospecting License. The Minerals Commission of Ghana ran a competitive bidding process, with the Prospecting Licences being awarded to the company submitting the winning bid. A report was submitted by each company, including due diligence sampling results (where such work had been done), together with recommendations for multi-phase exploration and ultimate exploitation of the iron mineralization in the Sheini area.

The results of the work together with recommendations for a further exploration program were summarized in the report submitted to the Minerals Commission of Ghana. In December 2011, the Minerals Commission of Ghana granted three Prospecting Licenses to Emmaland covering the Project Area.

Geological Setting

At the regional scale, the Project is located within the eastern part of the West African Craton called the Eastern Pan African Domain. The Project Area is located in the Togo Belt, starting in southeast Niger and running south-southwest to southeastern Ghana, comprising supracrustal sediments and volcanics of probable late Precambrian to early Phanerozoic age. The Togo Belt consists of Buem Formation and Togo Formation. The rocks of the Buem Formation are dominated by east- to southeast-dipping clastic sediments, mainly sandstones, siltstones, shales, and mudstones. Massive chert (silexites), limestones, and dolomites are known from Togo.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 19

The Iron Formation is located mainly within the Ghanaian part of the Buem Formation, but some of the bodies also cross the border into Togo. The iron mineralization is associated with tillites situated near the base of the Buem Formation.

The Iron Formation forms a folded sedimentary unit several hundred metres thick and outcropping along wide ridges (or sets of parallel ridges) running for more than 35 kilometres in a north- south direction. They are composed of a number of horizons varying in lithology, grain size, and mineral composition. The individual horizons of the Iron Formation have a thickness between 20 and more than 100 metres and are inter-bedded with sandstones, siltstones, and probably quartzites. The iron bearing horizons dip 10°- 45°, mainly to the east-southeast (in the Sheini south and Kubalem area) and also to the west in the area west of Sheini Village.

Deposit Type

The observed geological, mineralogical, and geochemical features indicate that the Sheini mineralization fits a Banded Iron Formation ("BIF") model. The wide scale presence of hematite and rarity of magnetite may indicate Hematite-rich Banded Iron Formation ("H-BIF"). More likely however, the low amount of magnetite at surface is probably due to surface alteration (oxidation) of magnetite to hematite (martite). The relationship between hematite and magnetite will be clarified by the planned drilling. Based on similarities to other West African BIFs, the upper, oxidized layer is likely to be 70- 120 metres in thickness. The oxidized layer is likely to be underlain by a magnetite-facies, primary BIF.

Exploration

The initial exploration work in the Sheini area, completed by Emmaland with input from Cardero, was carried out during late 2010 and throughout 2011. The initial phase of work, from late 2010 to mid-2011, was focused on obtaining sufficient data to meet the requirements of the Minerals Commission of Ghana and to successfully win the tender to obtain prospecting licenses over the Sheini area. The second phase of exploration, subsequent to the issue of the three Prospecting Licences to Emmaland in late 2011, has consisted of reconnaissance mapping over new areas to the north and south of the original, non-exclusive exploration licence.

According to the available historical reports, there was extensive exploration carried out in the Sheini area between 1945 and 1980. No maps or tables showing the exact location of the historical workings (trenches and boreholes) remain. For this reason, prospecting was focused on locating these old workings to obtain an overview of the scale of the historical exploration work.

A total of 35 historical trenches, mainly trending east-west with total length of around 2,076 metres, have been located to date. The trenches are situated primarily along the ridges and steep slopes exposing the iron mineralization where access for drilling was difficult. Most of the trenches are oriented in an east- west direction, which is perpendicular to the trend of the iron mineralization.

In addition to the trenches, 18 historical boreholes have been located during prospecting. According to the historical reports, 23 boreholes were drilled between the 1950s and 1970s. It is not clear which of the located collars were drilled by Jacques' team in the 1950s or by the Soviet team in the 1960s. As with the historical trenches, there appears to be very limited data remaining in the archives of the GGSD related to the drilling program.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 20

In total, 29 trenches with an approximate length of 1,552 metres have been cleaned and prepared for sampling to date. One-meter-channel sampling was used to collect samples from the cleaned historical trenches. In total, 656 metres of channel sampling were carried out in 29 cleaned trenches with approximate total trench length of 1,552 metres. These 656 metres of channel sampling represent 659 channel samples. A total of 307 samples were prepared and assayed by ALS laboratory in Kumasi. The rest of the samples (449) are stored securely ready for transport in the future.

The results of the 269 trench samples (excluding blanks and duplicates) adequately confirm the findings presented by historical explorers. The results also confirm the field geological and mineralogical observations that BIF, due to its composition, grain size, and texture, is typically higher grade than Fragmental Iron Formation (“Fragmental”) (BIF and Fragmental are collectively referred to as the “Iron Formations”).

TABLE 2.1:Iron Results for Major Iron Formation Lithologies

Lithology	Fe total. (%)
	Min.	Max.	Median	Mean
Banded Iron Formation (n=105)	30.98	60.08	48.05	47.50
Fragmental Iron Formation (n=155)	29.03	55.04	38.33	38.84
Fragmenta lIron Formation (weathered) (n=9)	16.51	25.46	20.07	20.55

Sample Analysis & QA/QC

The primary laboratory used for preparation and analysis of samples was the ALS laboratory at Kumasi, Ghana. Dr. Karel Maly of Aurum Exploration Services, Ireland (who was retained by Emmaland), visited the laboratory in 2011 to ensure that all aspects of sample preparation and analysis were satisfactory. The ALS is a global network of laboratories that operates to the highest international standards.

At the laboratory, the samples were crushed, pulverized, and assayed. Lithogeochemical analysis using the Lithium Borate Fusion and ICP-AES was used by ALS (code ME-ICP06) to determine the major elements oxides (SiO2, Al2O3, Fe2O3, CaO, MgO, Na2O, K2O, Cr2O3, TiO2, MnO, P2O5, SrO, BaO, and LOI).

No Certified Reference Material (CRM) was acquired and no CRMs were inserted into the batches of samples sent to ALS for preparation and analysis. The QA/QC procedure required the insertion of field duplicated material (inserted every 11th sample) and field blank material (inserted every 35th sample). The field blank material consisted of white barren quartzite collected from quartzite outcrops northwest of Sheini Village (coordinates 223156E 1015989N).

Prepared pulps for 10% of the assayed samples (29 samples) were sent to OMAC Laboratories in Ireland (“OMAC”) for analysis and comparison with the ALS laboratory in Ghana. At OMAC, the same analytical method as used by ALS (lithogeochemical analysis using the Lithium Borate Fusion and ICP-AES (code BF/ES)) was chosen to obtain comparable results. Results indicate good correlation of the iron data between the ALS (original) and OMAC (check) laboratories for the samples, with a slight high bias (~2%) in the OMAC results. Five check samples, however, exhibit more than 10% relative difference, and all have lower Fe2O3 results in the check assays (OMAC). These samples are currently being re-run by OMAC in order to discern whether this may have been an intra-batch analytical error at the laboratory. This issue notwithstanding, the overall quality of the analytical data is considered to be good.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 21

Recommendations

Cardero Ghana, as operator of the Sheini Hills Joint Venture, has exploration expenditure commitments of $9.18 million to be incurred by December 8, 2013. This minimum expenditure commitment is a sum of three separate $3.6 million commitments, relating to each of the three Prospecting Licences.

A $19.3 million exploration program, which excludes joint venture payments, is recommended for the upcoming period ending December 8, 2013. A preliminary budget of $5.79 million is recommended to move the project through Phase I drilling and metallurgical testing in 2012.

Cardero Ghana has already signed contracts with independent and reputable consultants to:

  Process and interpret satellite imagery covering the Project Area. The results of this work are expected in Q1 2012. Their interpretation will help identify surface alteration of rocks associated with the oxidation and upgrade of primary BIF. Additionally, the study will provide a preliminary structural understanding of the Project Area.
  Perform an airborne geophysical survey in Q1 2012. The interpreted data, expected to be available in Q2 2012, will help define the extent of BIF and Fragmental at surface and under cover (along strike to the north and south). This survey will also assist in outlining and interpreting the geological setting of the belt by highlighting resistivity and compositional changes.
  Carry out a diamond drill program over the Project Area to identify DSO (direct shipping ore) and to reveal more about the geological setting of the Project Area and about the relationship between iron grade, oxidation state, and depth.

Future exploration should include:

  Additional geological mapping to provide geological context to the iron-dominant ridges.
  Conducting a detailed infrastructure and transport study to help with future project planning.
  Monitoring of early-stage exploration planning and procedures, ultimately producing a 43-101 resource estimate for the Sheini Project.
  Initiating an environmental baseline study across the entire area of the Prospecting Licences.

Longnose Titanium Project, Minnesota, USA

Information in this MD&A regarding the Longnose Titanium Project is based on information provided by the technical report dated January 27, 2012, effective January 19, 2012, entitled "Technical Report on the Longnose Ilmenite Project, Minnesota, USA" (the "Longnose Report") prepared by SRK Consulting (Canada) Inc. ("SRK"). The following summary is from the Longnose Report and the detailed disclosure in the Longnose Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Longnose Report, which is filed on SEDAR at www.sedar.com.

Property Description and Location

The lands making up the Project ("Project Area") are located in northeastern Minnesota in St. Louis County, Township 59N, Range 13W, Section 30 and is centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572200 metres East, 5268300 metres North.

Cardero's indirect wholly owned subsidiary, Cardero Iron Ore (USA) Inc. ("CIOUS"), holds an option to acquire up to an 85% interest in the Project by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon CIOUS earning its 70% or 85% interest, the optionor of the Project has the option to maintain its 30% or 15% interest and enter into a joint venture with CIOUS, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying property lessors.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 22

CIOUS has all required licenses, permits and registrations in place to carry out exploration and resource definition drilling. Additional permits will be required in the future to advance to the next stage.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topographic relief is generally low, and the surface is flat-laying. Elevations range between 465 and 490 metres (“m”) above mean sea level. The ground cover at the Project Area is a mixture of Palustrine, forested wetlands (Cowardin classification system), and higher dry forested ground. Overburden, consisting of glacial till, is present and the depth to bedrock is approximately 3 m to 30 m from surface. Accessibility is excellent, with the Project located off of a paved county highway via a well maintained gravel road.

The climate in northeastern Minnesota is mid-continental. Winter conditions usually begin in mid-December and last until mid-March, with frozen ground beginning in late December to early January. The spring thaw usually begins in mid-March to late April, with stable, dry spring-summer-fall conditions occurring from late April to mid-December.

The population of Aurora, Minnesota (the nearest major population centre) is approximately 1,850, and the nearby city of Hoyt Lakes (8 km, 5 miles, east of Aurora), Minnesota has a population of approximately 2,000 people.

The infrastructure in northeastern Minnesota related to mining activities is excellent, with low cost electricity, railroads, paved state and county highways, international shipping ports, mining professionals, mining vendors, and trained labor all readily available. International shipping ports are located along the north shore of Lake Superior, including Duluth/Superior, Silver Bay, Taconite Harbor, and Two Harbors, with linked rail systems to all.

History

The Project Area was the subject of historical exploration processes between 1950 and 2008. The deposit was initially discovered by Bear Creek Mining, while exploring for copper-nickel (“Cu-Ni”) deposits.

Twelve (12) drill holes were completed by American Shield Corp., Bear Creek Mining, and Nicor during the 1980s and 1990s.

The Project Area was held by a series of mining companies including American Shield and BHP Minerals International Inc. (BHP). BHP held the Project Area for some time in the 1990s. Most of the work completed by BHP centered on metallurgy, and TiO2 recovery.Initial metallurgical testing focussed on the production of an ilmenite concentrate. Further upgrading analysis was completed as well, the first of which involved a smelting and sulfation-leaching process developed by the US Bureau of Mines. Their second investigation involved an oxidation-reduction roast followed by chemical leaching, using a process called the “Murso” process.

Several large (1.5 tonne to 60 tonne) bulk samples were utilized to complete the metallurgical testwork. The larger samples were collected from out crop of the Longnose deposit, while smaller test samples were taken from core. The University of Minnesota, Natural Resources Research Institute, Coleraine Minerals Research Laboratory houses what remains of both bulk samples.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 23

Geological Setting and Mineralization

The Project Area is located within the Superior Province of the Canadian Shield, and is underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (“OUI” or “OUIs”) that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contain approximately 10-40% titanium-iron oxide mineralization, dominantly as ilmenite with lesser titaniferous magnetite. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. Locally, some OUIs also contain abundant copper-nickel sulfide mineralization as well; however, this style of mineralization has not been intersected within the Project Area. Most OUIs occur along the western margin of the southern portion of the Duluth Complex, and display numerous shapes (sheet-, funnel-, dike- and pipe-like geometries) and inclinations (flat-lying, moderately-dipping, and sub-vertical).

The Longnose OUI is geologically interpreted to be a late-stage intrusion that cut early Duluth Complex stratigraphy, and is associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system.

The Longnose OUl contains disseminated, semi-massive, and massive ilmenite and titaniferous-magnetite mineralization. The Project Area hosts a single intrusion which is at least 150 m thick, dipping shallowly to the southeast.

Mineralization at the Project Area dominantly consists of disseminated to net-textured, medium to coarse-grained, Ilmenite, titaniferous magnetite and magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. Visual modal mineral calculations generally estimate that titanium-iron oxide minerals compose 15-35% of the peridotitic and dunitic rocks at the Project. Numerous massive and semi-massive titanium-iron oxide horizons or zones (45-100% titanium-iron oxide) have been intersected in drill core. These massive and semi-massive oxides seem to be dominantly hosted by peridotite and dunite, though they have been intersected within zones of pyroxenite as well. It is clear that the main mineralized intrusion at the Project is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Exploration

Exploration at the Project has included surface sampling, geophysics and diamond drilling.

Twenty-seven diamond drill core holes have been drilled on the Project Area, including six holes drilled by CIOUS in 2010, and nine holes drilled by CIOUS in 2011. Historic drilling includes 12 drill holes completed by a variety of operators in the 1980s and 1990s. The historic drill core has been re-sampled by CIOUS during 2009 and 2010, where such material was available. In total, the twenty-seven holes totalled 5,217 m, with 1,979 m from historic holes and 3,238 m from CIOUS drill holes.

Drill hole spacing for the Project is variable (drill holes are not on a regular grid) between 50 m and 100 m. Drill core has been sampled in 1 m to 6 m intervals.

Exploration data has focussed on the geology and titanium (“Ti”) and iron (“Fe”) analytical sample data; however, other elements should be reviewed and potentially estimated in future analysis. Titanium was measured as TiO2 and iron was measured as Fe2O3.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 24

Sample Preparation, Analyses and Security

CIOUS has utilized a thorough and robust procedure for sampling, sample preparation, analysis and security.

Procedures for core handling, logging, sampling and sample shipping were well thought out and well implemented. Analysis was completed by ALS, one of the largest commercial laboratories in the world. A robust program of quality assurance and quality control samples was implemented and met or exceeded industry standard procedures. Sample security and chain of custody documentation was maintained throughout the process and was thoroughly reviewed by SRK.

Data Verifications

Exploration data verification for the Project has included a site visit by SRK, enforced database structures, analytical quality assurance and quality control (“QA/QC”) samples, independent sampling and assay checking.

SRK’s Wayne Barnett, Pr.Sci.Nat visited the site in July 2009 and Mike Johnson, P. Geo, visited the site in March 2010. During these site visits, SRK verified drill hole locations, drilling, logging and sampling procedures, security and documentation. SRK also collected independent sampling during these site visits and confirmed the TiO2 and Fe2O3 values for five Longnose samples.

CIOUS utilized an onsite database which validated the data entry process as it was being completed and reduced clerical errors. As well, Cardero’s head office checked the data upon import into their main exploration database in order to minimize data errors.

SRK verified 92% of the assay database by downloading these records directly from the commercial laboratory and checking them against the Mineral Resource database.

CIOUS completed QA/QC sampling (blanks, standards, duplicates) totalling 393 samples, equal to 23% of the total samples. SRK has reviewed the QA/QC sample insertion rate and results, and concluded that the analytical data should be reliable.

Mineral Processing and Metallurgical Testing

Most processing and metallurgical testwork at the Project was completed prior to CIOUS’ involvement in the property.

Historical metallurgical testwork indicated that there is a reasonable chance that a saleable ilmenite and magnetite concentrate could be created from the Longnose deposit. Metallurgical testing regarding the Longnose deposit has focussed primarily on optimizing ilmenite recovery and creation of the ilmenite concentrate.

The historic metallurgical testwork indicates a relatively simple processing flow sheet. It would include crushing the material to a selected size and processing the ore by density and then by magnetic properties. The density separation would remove the silicates from the much more dense oxides. The oxides would then be split into a non-magnetic / paramagnetic fraction as well as a magnetic fraction. Magnetite would partition into the magnetic fraction, while the ilmenite would partition into the non-magnetic / paramagnetic fraction. The magnetic fraction could be further upgraded to recover some ilmenite that would partition into that fraction. The ilmenite concentrate could then be sold to an external processing site, or could be processed at a newly created process facility as part of a further beneficiation/added value processing project; however, a potential upgrading facility would have very significant capital costs.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 25

Historical testwork has shown that the concentrates created from the Longnose rock can be processed into a potentially saleable concentrate; however, the quality of the concentrate may be adversely affected by the high magnesium content of the ilmenite.

CIOUS has completed very limited metallurgical testing at this stage. Recent work includes only Davis Tube tests, which are used to determine the proportion of material which is magnetic and which is commonly associated with magnetite.

CIOUS will have to complete further metallurgical work for the Project if further economic analysis is contemplated.

Mineral Resource Estimates

In 2011, SRK was retained by Cardero to complete a Mineral Resource for the Longnose OUI deposit, as well as update the technical report for the Project.

SRK utilized Gemcom’s Surpac® version 6.2 and several other software packages to complete the estimation. A comprehensive and validated drill hole database was utilized to complete the analysis. The database includes twenty-seven drill holes; however, only twenty-four were utilized in the estimation process due to issues with resampling of some historic drill holes. All 2010-11 drill hole data included multi-shot downhole surveys; however, historic holes did not have downhole surveys. The estimation process utilized 1681 samples out of the database’s 1956 samples. A total of 855 specific gravity measurements were utilized to estimate bulk densities. Estimation of metal grades utilized regularized 2 m composites.

Two geological domains were defined for the estimation process. The domains were defined by the presence of peridotite or pyroxenite oxide bearing rocks. The peridotite domain has higher olivine content and encompasses higher TiO2 grades near the core of the deposit. The pyroxenite domain includes higher pyroxene content, has lower TiO2 grades and is generally found at the periphery of the deposit. The geological domains are generalized, with some instances of other rock types within each domain.

The estimations were made into a three–dimensional block model with 20 m by 20 m by 10 m block size, with sub-blocking to 5 m by 5 m by 2.5m. Estimated parameters included specific gravity, TiO2 and Fe2O3 grades.Metal grade interpolation was completed through three passes using increasingly larger search ellipses and lower restrictions on sample inclusion in each pass. Search ellipses were generally flat “pancakes” with the shortest direction of continuity sub-vertically and the longest in the northwest-southeast direction. The search ellipse orientations, which dip 20 degrees to the east, were based upon variography completed on the 2 m composite data. Ordinary kriging (“OK”) was used to estimate TiO2 and Fe2O3, while inverse distance squared (“ID2”) was used to estimate the specific gravity data. Mineral resources were classified in accordance with definitions provided by the Canadian Institute of Mining (“CIM”) as stipulated in NI 43-101.

In order to quantify the Mineral Resources requirement of “reasonable prospects of economic extraction”, the block model was subjected to conceptual mining limits using an open pit optimization program. The process uses reasonable mining and processing parameters to define a conceptual pit within which the material with reasonable economic prospects should be contained. For the Project optimization runs, it was assumed that all TiO2 is contained in the mineral Ilmenite. Fe2O3 values were modified to reflect the amount of iron taken up by ilmenite as well as the component estimated to be within silicates. However, more detailed testing is required in order to properly quantify the magnetite content of the resource, so iron was not given any value in the resource pit optimization limits. Historic metallurgical data indicates that a very high percentage of the TiO2 is contained within ilmenite, with a relatively small component in titaniferous magnetite and silicates.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 26

The Mineral Resource Statement for the Project is presented in Table 3.1 below.

Table 3.1: Mineral Resource Statement*, Longnose Project, Minnesota, USA, SRK Consulting (Canada) Inc, effective date, January 19, 2012.

Category (Open Pit**)	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2O3***
	Mt	%	%
Indicated	58.1	16.6	18.8
Inferred	65.3	16.4	19.4
Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.
* Open pit (near surface) Mineral Resources are reported at a cut-off grade of 8% TiO2. Cut-off grades are based on a price of US$170 per tonne of Ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals including Fe.
** Reported Fe2O3 has been lowered to reflect the amount of Fe estimated contained within ilmenite and silicates, based upon Davis Tube testing. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

As stated above, the Mineral Resource has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. The Fe2O3 values have been reduced to reflect Fe found within silicates and within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed. In any potential mining scenario, the Project would produce ilmenite (FeTiO3) and may produce titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. Using CIOUS’s Davis Tube test results, historic mineralogy and metallurgy reports, reasonable assumptions regarding mineralogy of the deposit, estimates of the quantity of ilmenite was made. The contained ilmenite in the Mineral Resource is summarized in Table 3.2.

Table 3.2: Summary of Longnose Project ilmenite content within the Mineral Resource

Category	Quantity	Ilmenite Grade	Contained Ilmenite
		(FeTiO3)
	Mt	%	Mt.
Indicated	58.1	31.5	18.30
Inferred	65.3	31.2	20.40

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 27

Interpretation and Conclusions

The Longnose deposit is an ultramafic intrusion significantly enriched in ilmenite and magnetite oxides. The deposit is flat lying and provides a geometry that should be amicable to open pit mining. The Longnose deposit is approximately 700 m long in the north-south direction, 600 m wide in the east-west direction and 150 m thick.

The Longnose OUI is geologically interpreted to be late-stage intrusion that cuts early Duluth Complex intrusives, and is associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system. The drilling program conducted in 2010 and 2011 by CIOUS confirmed strong titanium-iron-oxide mineralization at the Project Area, hosted within troctolitic rocks of the Partridge River intrusion. The Longnose intrusion is stratigraphically simple, consisting of a core of olivine-rich dunitic and peridotitic rocks containing disseminated titanium-iron oxide mineralization with horizons of massive and semi-massive oxide throughout, that is enveloped by pyroxenitic rocks, which contain much less mineralization. Disseminated titanium-iron oxide mineralization is continuous, and the horizons of massive and semi-massive oxide may link up to form layers that dip moderately coincident with dip of the overall intrusion.

The exploration data for the Project is robust; viable to support the Mineral Resource defined within this document. The data has been well validated and the analyses have been found to be repeatable. Overall, correlation of the mineralization between drill holes is reasonable and it is expected that the Mineral Resource accurately represents the TiO2 and Fe2O3 mineralization. Based on the TiO2 estimates, the mineralogy of the deposit and the Davis Tube test results, the amount of ilmenite and magnetite has been quantified.

Ilmenite and, to a lesser extent, titaniferous magnetite is used as a source material for titanium which is used to make paint pigment and as a metal alloy. Rutile is the ideal source material for titanium as it contains nearly twice as much Ti as ilmenite; however, ilmenite is by far the more common source. Most ilmenite is processed from ilmenite sands (secondary ilmenite) however several primary ilmenite mines have been successfully exploited. Processing plants capable of handling ilmenite concentrates are found in Canada, the US and throughout the world.

Ilmenite is an industrial mineral and there are risks and uncertainties associated with this ilmenite resource, many of which are common to industrial mineral deposits. Industrial minerals have special risks that are not typically associated with precious or base metal mines. Special concerns include mineralogy of material, deleterious elements (such as silica, calcium, magnesium and manganese), and special market factors such as market size or proprietary technology. Because of these and other issues, industrial mineral deposits carry additional risk compared to more common metal products. Historic testwork has indicated that the Longnose deposit produces concentrate with less favourable magnesium levels, which may adversely affect the potential value of the concentrate.

Historic tests have indicated that a viable ilmenite concentrate could be created from processing of Longnose material, although higher than ideal magnesium levels may reduce the product price somewhat. The ilmenite could potentially be sold as a concentrate to an existing ilmenite processing plant, as the deposit is amicable to shipping due to its proximity to rail and a short haul to bulk ports on the western shore of Lake Superior. As well, local added-value beneficiation is under consideration by Cardero. This goal of further beneficiation would be to produce a high TiO2 synthetic rutile slag amicable for processing into the paint pigments; however, such processing facilities are capital intensive and further work is required to determine if such a process is viable.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 28

Based upon the significant amount of historical research completed on the Project, a relatively simple processing flow sheet for ilmenite concentrate, a recent increase in demand for ilmenite and the projects close proximity to other bulk mines and inexpensive shipping routes, SRK believes that the Project meets the criteria for having reasonable prospects of economic extraction.

Recommendations

In order to begin to better understand the potential economics of the Project, further work is required. At this stage of the exploration, SRK recommends the following work and expenditures:

  a comprehensive mineralogical study of the oxide and sulfide mineralization should be conducted to confirm the specific oxide minerals present throughout the defined mineralization;

  metallurgical testwork in conjunction with the mineralogical studies, to assist with better understanding of ilmenite and magnetite recovery, project economic analysis and provide an update to the work completed in the 1990s;

  completion of a preliminary economic assessment to assist with further exploration and provide project specific economic criteria;

  further study of the other elements, such as vanadium, magnesium and silica contents and how they are distributed through the deposit;

  a relatively small infill drilling program consisting of 3-5 drill holes; and,

  a small step-out drilling program targeting the southern part of the intrusion consisting of 3-5 drill holes.

  A budget to complete the recommended work program is presented in Table 3.3.

Table 3.3: Estimated Cost for the Exploration Program Proposed for the Longnose Project.

Recommendation	Estimated Cost (US$)
Mineralogical studies and analytical data	50,000
Metallurgical analysis and testwork	150,000
Preliminary economic assessment analysis	150,000
Geophysical Survey	30,000
Longnose step-out drilling (3-5 holes/900-1500m @ $165/m*)	200,000
Longnose infill drilling (3-5 holes/600-1000m @ $165/m*)	130,000
Acquisition of additional mineral leases/property boundary survey	40,000
TOTAL	750,000
* Drilling cost per meter includes: Site and Trail preparation, drilling, sampling, facility/vehicle lease, and staffing

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 29

Titac Titanium Project, Minnesota, USA

Information in this MD&A regarding the Titac Titanium Project is based on information provided by the technical report dated January 27, 2012, effective January 19, 2012, entitled "Technical Report on the Titac Ilmenite Exploration Project, Minnesota, USA" (the "Titac Report") prepared by SRK. The following summary is from the Titac Report and the detailed disclosure in the Titac Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Titac Report, which is filed on SEDAR at www.sedar.com.

Property Description and Location

The land making up the Project ("Project Area") is located in northeastern Minnesota in St. Louis County, Township 55N, Range 14W, Section 34, and Township 54N, Range 14W, Section 3. The property is approximately centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 568000 m East, 5228000 m North.

The Project Area interests are held by Cardero Iron Ore (USA) Inc. ("CIOUS"), a wholly owned indirect subsidiary of Cardero, and work on the property is carried on through Cardero Iron Ore Management (USA) Inc., an indirectly wholly owned subsidiary of Cardero. Cardero holds a 100% leasehold interest in the Project Area under a mining lease dated July 1, 2009. The lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum $200,000/year).

CIOUS has all required licenses, permits and registrations in place to carry out exploration and resource definition drilling. Additional permits will be required in the future to advance to the next stage.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topographic relief on the Titac property is generally low, and the surface is flat-laying. Elevations range between 470 m and 490 m above mean sea level. The ground cover is a mixture of Palustrine, forested wetlands (Cowardin classification system), and higher dry forested ground. Overburden, consisting of glacial till, is present and the depth to bedrock is approximately 20 to 30 m ("m") from surface.

Accessibility is excellent, with the Project Area located along a paved county highway.

The climate in northeastern Minnesota is mid-continental. Winter conditions usually begin in mid-December and last until mid-March, with frozen ground beginning in late-December to early-January. The spring thaw usually begins in mid-March to late-April, with stable, dry spring-summer-fall conditions occurring from late-April to mid-December.

The population of Aurora, Minnesota (the nearest major population centre) is approximately 1,850, and the nearby city of Hoyt Lakes (5 miles east of Aurora), Minnesota has a population of approximately 2,000 people.

The infrastructure in northeastern Minnesota related to mining activities is excellent, with low cost electricity, railroads, paved state and county highways, international shipping ports, mining professionals, mining vendors, and trained labor all readily available. International shipping ports are located along the north shore of Lake Superior, including Duluth/Superior, Silver Bay, Taconite Harbor, and Two Harbors, with linked rail systems to all.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 30

History

Exploration of the Project Area, historically known as Section 34, has been limited, though several exploratory bore holes and geophysical surveys have been completed. Six holes were drilled historically (by United States Steel Corp.), and Cardero completed 30 holes in 2010 and 2 holes in 2011. A ground magnetic survey was conducted in the mid-1960s by United States Steel Corp. A small amount of metallurgical testwork was completed by United States Steel Corp. in 1971.

Geological Setting and Mineralization

The Project Area is located within the Superior Province of the Canadian Shield, and is underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (“OUIs”) that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contain approximately 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. Locally, some OUIs also contain abundant copper-nickel sulfide mineralization. Most OUIs occur along the western margin of the southern portion of the Duluth Complex, and display numerous shapes (sheet-, funnel-, dike- and pipe-like geometries), and inclinations (flat-lying, moderately-dipping, and sub-vertical).

The Titac OUIs are geologically interpreted to be late-stage intrusions that cut early Duluth Complex stratigraphy, and are associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system.

The Titac OUls contain disseminated, semi-massive, and massive titanium-iron oxide mineralization, dominantly ilmenite (TiFeO3) and magnetite and titaniferous magnetite (Fe3O4, Fe2TiO4). The Project Area contains at least two mineralized OUIs (Titac North and Titac South). Titac North is at least 450 m thick (open at depth) and has a vertical pipe-like geometry. Titac South is at least 490 m thick, and also has a pipe-like geometry.

Exploration and Drilling

Exploration of the Project Area by CIOUS began in 2010. Reinterpretation of the ground magnetic survey conducted by United States Steel Corp. confirmed the presence of multiple titaniferous-iron oxide-bearing intrusions at the Project Area including two large intrusions referred to as Titac North and Titac South. No bedrock is exposed on the Project Area with the result that bedrock mapping has not been undertaken.

Drilling at the Project Area is complex because of the stratigraphy of the Titac intrusions.

During 2010 and 2011, a total of 11,034.4 m were completed for 32 drill-holes, 8 (2685.3 m) of which were drilled at Titac North and 24 (8349.1 m) at Titac South. The drilling confirmed titanium-iron-oxide mineralization at the Project Area and determined that the Titac property contains at least two intrusions with large zones of titanium-iron-oxide mineralization (Titac North and Titac South). All assay results from the 2010 and 2011 drilling campaigns have been received and are included in the Titac Report.

Sample Preparation, Analyses and Security

Cardero has utilized a thorough and robust procedure for sampling, sample preparation, analysis and security.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 31

Procedures for core handling, logging, sampling, and sample shipping were well thought out and well implemented. Analysis was completed by ALS, one of the largest commercial laboratories in the world. A robust program of quality assurance and quality control samples was implemented and met or exceeded industry standard procedures. Sample security and chain of custody documentation was maintained throughout the process and was thoroughly reviewed by SRK.

Data Verifications

Exploration data verification for the Project Area has included a site visit by SRK, enforced database structures, analytical quality assurance and quality control samples, independent sampling and assay checking.

SRK’s Wayne Barnett, Pri. Sci. Nat. visited the site in July 2009 and Mike Johnson, P. Geo, visited the site in March 2010. During these site visits, SRK verified drill hole locations, drilling, logging and sampling procedures, security and documentation. SRK also collected independent sampling during these site visits and confirmed the TiO2 and Fe2O3 values for two Titac samples.

Cardero utilized an onsite database which validated the data entry process as it was being completed and reduced clerical errors. In addition, Cardero’s head office checked the data upon import into their main exploration database in order to minimize data errors.

SRK verified 100% of the assay database by downloading these records directly from the commercial laboratory and checking them against the Mineral Resource database.

Cardero completed QA/QC sampling (blanks, standards, duplicates) totalling 1075 samples, equal to 22% of the total samples. SRK has reviewed the QA/QC sample insertion rate and results and found that they indicate that the analytical data should be reliable. However, analytical standards selection and certain standard results should be more carefully scrutinized for future programs.

Mineral Processing and Metallurgical Testing

Metallurgical test work (Davies Tube tests) was completed on two samples from one of the historical drill holes (26002) on the Project Area in 1972.

The historic metallurgical test work indicates a relatively simple processing flow sheet. It would include crushing the material to a selected size and processing the ore by density and then by magnetic properties. The density separation would remove the silicates from the much more dense oxides. The oxides would then be split into a non-magnetic / paramagnetic fraction as well as a magnetic fraction. Magnetite would partition into the magnetic fraction, while the ilmenite would partition into the non-magnetic / paramagnetic fraction. The magnetic fraction could be further upgraded to recover some ilmenite that would partition into that fraction. The ilmenite concentrate could then be sold to an external processing site, or could be processed at a newly created process facility as part of a further beneficiation/added value processing project; however, a potential upgrading facility would have very significant capital costs.

Cardero has completed very limited metallurgical testing at this stage. Recent work includes only Davies Tube tests, used to determine the proportion of magnetic iron commonly associated with magnetite. Significant further metallurgical work is required for the Project if further economic analysis is contemplated.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 32

Mineral Resource Estimates

In July 2009, SRK was retained by Cardero to complete a Mineral Resource for the Titac OUI deposits, as well as update the technical report for the project.

SRK utilized Gemcom’s Gems version 6.3.1 to complete the Mineral Resource estimation. A comprehensive and validated drill hole database was utilized to complete the analysis. The database includes 32 drill holes, 8 of which were drilled in Titac North and 24 of which were drilled in Titac South. Drilling in Titac North was insufficient for the delineation of mineralized domains and resource estimation. The Mineral Resource presented here only includes Titac South. The estimation process utilized 2837 samples out of the databases 3929 samples for Titac South. A total of 855 specific gravity measurements were utilized to estimate bulk densities.

Three geological domains were modelled for the estimation process. The domains were defined by peridotite or pyroxenite dominated oxide bearing ultramafic rocks. A marginal zone of mixed perdidotite, pyroxenite and country rock was also modelled.

The Titac South resources were estimated using GemsTM (a Gemcom software product) block modeling software in multiple passes in 10 x 10 x 10 m blocks. Grade estimates were based on 1.8 m composited samples. Capping of TiO2 and Fe2O3 assays was not applied in any of the three domains. Ordinary kriging was used to estimate TiO2 and Fe2O3. Inverse distance squared was used to estimate the specific gravity data. Mineral resources were classified in accordance with definitions provided by the Canadian Institute of Mining (“CIM”) as stipulated in NI43-101. All interpolated blocks were classified as Inferred Mineral Resource.

In order to quantify the Mineral Resources requirement of “reasonable prospects of economic extraction”, the block model was subjected to conceptual mining limits using an open pit optimization program. The process uses reasonable mining and processing parameters to define a conceptual pit within which the material with reasonable economic prospects should be contained. For the Titac Project optimization runs, it was assumed that all TiO2 is contained in the mineral Ilmenite and no value was associated with the Fe2O3 material in order to avoid double counting of the value associated with iron. Historic metallurgical data indicates that a very high percentage of the TiO2 is contained within ilmenite, with a small component in titaniferous magnetite and silicates.

The Mineral Resource Statement for the Project is presented in Table 4.1 below.

Table 4.1: Mineral Resource Statement*, Titac Project, Minnesota, USA,
SRK Consulting (Canada) Inc, effective date, January 19, 2012

Category	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2 O3 ***
	Mt	%	%
Open Pit**
Inferred	45.1	15.0	14.74

Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.
* Open pit mineral resources are reported at a cut-off grade of 8% TiO2. Cut-off grades are based on a price of US$170 per tonne of Ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals.
**Reported Fe2O3 has been lowered to reflect the amount of Fe estimated to be contained in ilmenite based on the assumption that all Ti has been assigned to ilmenite. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 33

As stated above, the Mineral Resource has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. In any potential mining scenario, the Project would produce ilmenite (FeTiO3) and potentially titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a byproduct. The Fe2O3 values have been reduced to reflect Fe found within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed.

Based on the assumption that all Ti is found within ilmenite, the contained ilmenite metal in the Mineral Resource is summarized in Table 4.2.

Table 4.2: Summary of Titac Project ilmenite content within the Mineral Resource

Category	Quantity	Ilmenite Grade	Contained Ilmenite
		(FeTiO3)
	Mt	%	Mt.
Inferred	45.1	28.5	12.9

Interpretation and Conclusions

Ilmenite and to a lesser extent titaniferous magnetite is used as a source material for titanium used as pigments and as a metal alloy. Rutile is the ideal source material for titanium as it contains nearly twice as much Ti as ilmenite; however, ilmenite is by far the more common source.

Ilmenite is an industrial mineral and there are risks and uncertainties associated with this ilmenite resource, many of which are common to industrial mineral deposits. Industrial minerals have special risks that are not typically associated with precious or base metal mines. Special concerns include mineralogy of material, deleterious elements (such as silica, calcium, magnesium and manganese), and special market factors such as market size or proprietary technology. Because of these and other issues, industrial mineral deposits carry additional risk compared to more common metal products.

Historic metallurgical tests of the Titac material are very limited. Small scale testing indicates that a viable ilmenite concentrate could be created from processing of Titac material, although higher than ideal deleterious element values, such as magnesium, may reduce the potential ilmenite product price. The ilmenite may be sold as a concentrate to an existing ilmenite processor as the deposit is amicable to shipping due to its proximity to rail and a short haul to bulk ports on the western shore of Lake Superior. As well, local beneficiation could be considered, particularly when other nearby OUI bodies are considered for increased scale. The main hurdle to overcome with future exploitation of the Titac deposit revolves around metallurgical optimization to create the highest grade concentrate while reducing potential deleterious element contamination of the concentrate. Further economic analysis of this project is anticipated and should include resolution of the mineralogical, metallurgical and processing issues. Based upon a relatively simple processing flow sheet for ilmenite concentrate, a recent increase in demand for ilmenite and the project’s close proximity to other bulk mines and inexpensive shipping routes, SRK believes that the Project meets the criteria for having reasonable prospects of economic extraction.

The mineral resources for Titac South presented in the Titac Reportrepresent the first time disclosure of Mineral Resource for the Project Area. Drilling on the Titac North deposit is insufficient for delineation of the deposit and evaluation of a resource for Titac North has not been undertaken.

The Mineral Resource for the Titac South deposit at a cut-off grade of 8% TiO2 includes 45.1 million tonnes at an average grade of 15.0% TiO2. Based on the assumption that all Ti is found within ilmenite, the contained ilmenite in the Mineral Resource includes 12.8 million tonnes at an average grade of 28.5% ilmenite. While not quantified here, the potential for extraction of iron from magnetite exists and would provide an upside to the project. As well, vanadium may be of economic interest, although it has not been significantly analyzed by SRK.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 34

Recommendations

The Project Area is at an early exploration stage and merits additional work. The drilling program conducted in 2010 and 2011 by CIOUS has confirmed strong titanium-iron-oxide mineralization at the Project Area, and determined that the Project Area contains at least two OUIs with large zones of titanium-iron-oxide mineralization (Titac North and Titac South). The Titac South intrusion was extensively drilled by CIOUS in 2010 and 2011, and has been fairly well defined by this drilling. A modest in-fill drilling program is recommended at Titac South to further define contacts with country rock, and to fill-in local gaps within the intrusion. Ore mineral speciation and metallurgical/beneficiation studies, as well as a preliminary economic assessment, should also be conducted

SRK recommends the following work and expenditures:

  An in-fill drilling program consisting of 6 diamond drill holes and ~1,800 m of core is recommended;
  A petrographic and mineral chemistry study of typical oxide and sulfide mineralization present at Titac should be conducted to identify the specific oxide and sulfide minerals present, and their elemental make-up;
  Metallurgical test work in conjunction with the mineralogical studies, to assist with better understanding of ilmenite and magnetite recovery, project economic analysis: 100 kg composite from sample coarse rejects should be collected that represents average TiO2 grades; and
  A preliminary economic assessment should be conducted.

A 2011 budget is presented to complete the recommended work program:

Table 4.3: Estimated Cost for the Exploration Program Proposed for the Titac Project

Recommendation	Estimated Cost (US$)
Titac South in-fill drilling (6 holes/1,800 m @ $180/m*)	324,000
Petrographic and mineral chemistry study	20,000
Metallurgical testing	50,000
Preliminary economic assessment study	100,000
TOTAL	494,000

*Drilling cost per metre includes: Site and Trail preparation, drilling, sampling, facility/vehicle-lease, and staffing

Other Mineral Properties

Pampa El Toro Iron Sands Project, Peru

The Company’s Pampa el Toro Iron Sands project now comprises 5 concessions (3,600 hectares in 2 areas) held under option from an arm’s length private Peruvian company. The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Pampa de Pongo iron deposit.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 35

At the present time, the Company is actively engaged in negotiations to secure a partner who can help move the project to a commercial stage and, although the Company is presently in discussions with interested entities (including conducting property visits), there can be no assurance that it will be able to do so.

Baja IOCG, Mexico

The Company has produced a comprehensive data room, which is being reviewed by various companies under confidentiality agreements with the Company. The Company anticipates engaging in negotiations to secure a joint venture partner in the near future, but there can be no certainty that it will be able to do so or that it will be successful in entering into a joint venture agreement regarding the property.

Corrales and Santa Teresa Projects, Mexico

The Company has optioned its Corrales and Santa Teresa zinc-lead-silver projects in Mexico to Ethos Capital Corp. ("Ethos"). Ethos has advised that, with respect to the Santa Teresa property, an initial exploration program, to consist of detailed and property-scale geological mapping to further refine the mineral deposit model, is proposed but that no schedule for such work program has yet been determined. With respect to the Corrales property, Ethos has advised it is assessing the results of the initial percussion drilling program carried out in 2010, but no decision as to any follow-up work program has yet been concluded.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation ("Artha"), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company.

The option agreement provides that Artha has the option to earn a 55% working interest in the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance - issued). Upon Artha having earned its initial 55% interest, the Company has the right to maintain its 45% interest through pro rata funding of exploration expenditures going forward. Alternatively, the Company may choose to be diluted down to a minimum interest of 10%, at which point its interest will be converted to a 2% NSR royalty.

The Company understands that Artha currently proposes to carry out drill program at the Organullo property in late 2011 or early 2012.

Los Manantiales (Mina Angela) Project, Argentina

On December 3, 2008, Hochschilds Mining Holdings Limited terminated its option to acquire an interest in the project, and returned all interest in the property to the Company. The Company is still awaiting receipt of all the data generated by Hochschilds in connection with its activities on the property as required by the option agreement. However, several attempts to secure such data have been unsuccessful. The Company is seeking a joint venture partner to continue work on this property.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 36

Minas Pirquitas Project, Argentina

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. ("Davcha") finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha. Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.

Artha has advised that it is currently in the process of finalizing community access agreements so that an initial 2,500m drilling program can be initiated on the Noeilla Breccia and Pirquitas NW prospects, where surface work and IP geophysics have defined 2 targets ready for drilling. Further information will be released as received from Artha.

Qualified Person(s) and Quality Control/Quality Assurance

Keith Henderson, EurGeol, Cardero's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

The work programs on the Company's non-optioned properties are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants. Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the various projects rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Gary M. Stubblefield, P.E., of Norwest Corporation, is a professional engineer (Colorado, Montana and Utah) and, as such, is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the Carbon Creek Report. Mr. Stubblefield has a B.Sc. in Mining Engineering and more than 40 years of relevant experience in engineering and mine supervision and operations, including 18 years in surface coal mining. Both Mr. Stubblefield and Norwest are independent of the Company under NI 43-101.

Lawrence D. Henchel, SME, of Norwest Corporation, is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc (SME) and, as such is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the Carbon Creek Report, including the October 1, 2011 resource modeling for the Carbon Creek deposit. Mr. Henchel has a B.Sc. in Geology and 28 years of relevant experience as a geologist specializing in coal and industrial minerals in both exploration and mining. Both Mr. Henchel and Norwest are independent of the Company under NI 43-101.

Darrell Farrow Pr.Sci.Nat. of SRK Consulting (Canada) Inc. is a member of the South African Counsel for Scientific Natural Professions and, as such is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the Longnose and Titac Reports. Mr. Farrow has a BSc. and an MSc. in Geology and 28 years of relevant experience as a research geochemist for four years, as a geologist at two mining operations over a period of ten years, as a manager of an exploration laboratory for three years, and as a consulting geologist for eleven years. Both Mr. Farrow and SRK Consulting (Canada) Inc. are independent of the Company under NI 43-101.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 37

Michael Johnson P.Geo of SRK Consulting (Canada) Inc. is a Professional Geoscientist (BC) and, as such is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the Longnose and Titac Reports, including the January 17, 2012 resource modeling for the Longnose and Titac deposits. Mr. Johnson has a BSc. in Geological Sciences and 15 years of relevant experience as a geologist, exploration manager, mine geologist and open pit mine manager. He has extensive experience in resource estimation within many deposit types and has worked with ultramafic intrusions and related mineral deposits for more than 10 years. Both Mr. Johnson and SRK Consulting (Canada) are independent of the Company under NI 43-101.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, Peru, the United States, and Ghana. Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of the Pampa el Toro Iron Sands project in Peru and the Carbon Creek Coal property in British Columbia, with no known resources and or known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There are no known reserves and, other than on the Carbon Creek property, the Longnose and Titac properties and the Iron Sands Project, there are no known resources, on any of the Company's properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company's long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company's properties will be such that any such deposits can be mined at a profit.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 38

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2010/11, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity the volatility of gold and other base metal prices may impact the Company's future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 39
  the devaluation and volatility of global stock markets impacts the valuation of the Company's common shares ("Common Shares"), which may impact the Company's ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company's financial condition and results of operations.

Share Price Volatility: In 2010/11, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company's securities) to sell such securities at any price. As a consequence, despite the Company's past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company's common shares will not occur, or that such fluctuations will not materially adversely impact on the Company's ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters: The acquisition of title to mineral properties in Mexico, Peru, Argentina, and Ghana is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples' land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 40

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina, Peru, and Ghana, where blockades of access to the Company's properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company's properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company's properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 41

Foreign Countries and Political Risk: The Company has mineral properties located in Peru, Argentina, Mexico, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos, Peruvian nuevo soles, and Ghanaian Cedi. The Company's operations in the United States, Mexico, Argentina, Peru and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company's financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 42

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company's estimates. Accordingly, there can be no assurance that:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 43
  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The failure to establish proven and probable reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 44

The Company may be a "passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC"). However, no determination has been made regarding Cardero's PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any "excess distributions" (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a "qualified electing fund" (a "QEF") election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of Cardero's "net capital gain" and "ordinary earnings" (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if Cardero is a PFIC and the Common Shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Financial Results of Operations

During the year ended October 31, 2011, the Company incurred net loss of $24,733,528 or $(0.36) per share compared to net income of $44,950,970 or $0.77 per share for the year ended October 31, 2010, and during the three month period ended October 31, 2011, the Company had a loss of $22,399,568 or $(0.27) per share as compared to an income of $834,518 or $0.01 per share for 2010.

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 45

Year ended October 31, 2011 compared to year ended October 31, 2010

The significantly higher income in the year ended October 31, 2010 over the year ended October 31, 2011 was due to the payments received of $93,607,400 (USD 88,000,000) from the sale of Pampa de Pongo property, which have been recognized in other income of the comparative period, net of related property costs of $645,276 and transaction costs of $5,234,967 and before applicable income taxes. There was no comparable income during the year ended October 31, 2011.

The Company’s general and administrative costs were $12,547,012, compared to $8,919,573 in 2010. The 41% increase is due to changes in the following expense categories:

  Amortization increased to $244,935 (2010 - $69,463), primarily due to the increased amortization of the metallurgy lab, the acquisition of Cardero Coal, and the relocation of the Vancouver office in April 2011;

  Bad debts of $ Nil (2010 - $104,835) was due to the Company’s subsidiary in Mexico writing off VAT receivables in the prior year;

  Consulting fees of $1,324,798 (2010 - $1,828,250) includes $15,135 (2010 - $217,132) of stock- based compensation (“SBC”). It decreased as a result of the fees paid to consultants hired on the sale of Pampa de Pongo property in the prior year, which has no comparative impact for the current year, offset by an increase due to the acquisition of Cardero Coal;

  Corporate development of $606,239 (2010 - $301,906), increased mainly due to advertising fees paid to increase the coverage of the Company’s activities;

  Insurance of $108,928 (2010 - $162,115), declined primarily due to a decrease in the Directors & Officers insurance premiums and an increase in recoveries from other companies operating out of the Company’s offices for reimbursement of office related insurance;

  Investor relations of $650,779 (2010 - $553,873) includes SBC of $294,066 (2010 - $371,965). It increased as a result of the acquisition of Cardero Coal;

  Office costs of $736,844 (2010 - $1,005,473), declined primarily due to increased recoveries from other companies operating out of the Company’s offices;

  Professional fees of $977,197 (2010 - $995,418) decreased slightly due to less activities in the Company’s foreign subsidiaries thus leading to lower legal costs in the current year;

  Property evaluations of $3,610,508 (2010 - $226,202) increased, primarily due to the exploration costs of $3,041,310 on Sheini Iron Ore projects in Ghana before the Company officially obtained the property licenses from the local government . The ongoing maintenance costs of $366,665 incurred on the Company’s Baja IOCG project also contributed to the increase. Baja IOCG project had previously been written down while the Company continues to seek joint venture partners;

  Regulatory and transfer agent fees increased to $221,064 (2010 - $104,686), primarily as a result of increased filing requirements due to the acquisition of Cardero Coal; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 46

  Salaries and benefits of $3,840,081 (2010 - $3,238,965), increased due to the acquisition of Cardero Coal.

  Travel expenses decreased to $225,639 (2010 - $328,387) as a result of decreased activities in the Company’s foreign subsidiaries.

The Company earned $1,420,650 interest income in the current year, of which $516,096 principally from the Loan (as hereinafter defined) in the amount of $8,064,000 to Trevali Mining Corporation (“Trevali”), compared to an interest income of $36 in the prior year. Additionally, the Company recognized $892,513 interest income on the 6,400,000 Trevali Bonus Warrants (as hereinafter defined) in connection with the Loan.

The Company incurred $12,206,614 write-off in the resource properties in the current year versus $8,498,083 in prior year.

During the year ended October 31, 2011, the Company realized gain of $8,833,404 from the sale of International Tower Hill Mines Ltd. (“ITH”) (1,537,290 shares), Trevali (790,000 shares), and Corvus Gold Inc. (“Corvus”) (225,000 shares) common shares, compared to a realized gain of $939,651 from the sale of ITH (99,000 shares), Trevali (155,000 shares), Corvus (1,414,900 shares), and Dorato Resources Corp. (“Dorato”) (225,000 shares) common shares in the prior year. The Company also recorded $59,500 of unrealized loss on held-for-trading investments in Ethos Capital Corp. compared to $52,000 unrealized gain in the prior year. The unrealized loss on warrants of Trevali and Abzu Gold Ltd. (“Abzu”) in the current year was $2,936,673 versus unrealized gains on warrants of Trevali and Wealth Minerals Ltd. (“Wealth”) of $1,346,746 in the prior year. Due to substantial decline in the fair value of available-for-sale investments in Wealth and Dorato’s common shares, the Company recorded impairment losses of $2,837,978 (2010 - $Nil). These changes are due to market fluctuations which are entirely outside of the Company’s control.

Three months ended October 31, 2011 compared to three months ended October 31, 2010

General and administrative expenses increased two-fold (2011 - $6,689,859, 2010 - $2,073,164), primarily due to the undernoted variances that occurred in the individual categories:

  Amortization increased to $173,793 (2010 - $17,941), primarily due to the increased amortization of the metallurgy lab, the acquisition of Cardero Coal and the relocation of the Vancouver office in April 2011;

  Consulting fees of $330,990 (2010 - $448,982). It decreased as a result of the fees paid to consultants hired on the sale of Pampa de Pongo property, which has no comparative impact for the current period offset by an increase due to the acquisition of Cardero Coal;

  Corporate development of $97,369 (2010 - $34,329), increased mainly due to advertising fees paid to increase the coverage of the Company’s activities;

  Insurance of $31,335 (2010 - $27,486) increased primarily due to the extended insurance coverage of Cardero Coal after the acquisition;

  Investor relations increased to $115,658 (2010 - $50,595), primarily due to attending the trade shows and increased efforts to expose to more investors in the current period;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 47

  Office costs decreased to $159,817 (2010 - $299,904) primarily due to increased recoveries from other companies operating out of the Company’s offices;

  Professional fees of $359,630 (2010 - $317,182) increased slightly due to the acquisition of Cardero Coal, offset by lower legal costs in the Company’s foreign subsidiaries in the current period due to less activities;

  Property evaluations of $3,069,984 (2010 - $33,537) increased primarily due to the exploration costs of $3,041,310 on Sheini Iron Ore projects in Ghana before the Company officially obtained the property licenses from the local government. The ongoing maintenance costs of $28,674 incurred on the Company’s Baja IOCG project also contributed to the increase. Baja IOCG project had previously been written down while the Company continues to seek joint venture partners;

  Regulatory and transfer agent fees increased to $107,690 (2010 - $35,055) primarily as a result of increased filing requirements due to the acquisition of Cardero Coal; and

  Salaries and benefits of $2,204,488 (2010 - $710,000), increased due to SBC, which was $644,639 (2010 - $423,943) and $955,178 in bonus paid during the current period versus $Nil in the comparative period.

  Travel expenses decreased to $39,105 (2010 - $199,343) as a result of decreased activities in the Company’s foreign subsidiaries.

Other items showed a loss of $10,646,156 in the current quarter versus an income of $1,007,443 in the comparable quarter of 2010. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest income of $1,064,127, of which $171,614, principally from the Loan (as hereinafter defined), versus an interest income of $192 in the comparative quarter. $892,513 interest income was recognized as additional interest income on 6,400,000 Treval Bonus Warrants (as hereinafter defined) in connection with the Loan;

  The Company incurred $12,206,614 write-off in the resource properties in the current period versus $17,795 in prior period;

  Realized gains from the sale of available-for-sale investments were $3,849,577 (2010 - $641,042) resulting from the current period sale of 944,590 shares of ITH and 225,000 shares of Corvus;

  The unrealized loss on derivative investments (warrants) was $3,234,862 (2010 – unrealized gain of $1,140,163). For the current period the loss was caused by decrease in the value of Trevali warrants and Abzu warrants;

  The Company also recorded $150,000 of unrealized loss on held-for-trading investments in Ethos Capital Corp. compared to $39,500 unrealized gain in the comparative period of the prior year.

  Due to substantial declined in values of available-for-sale investments in Wealth and Dorato, the Company recorded impairment losses of $2,837,978 during the current period versus $Nil in the comparative period, and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 48
  $Nil in the loss on equity investments (2010 - $463,337) since Cardero Coal is now wholly- owned by the Company (2010 – 42% ownership interest) and the Company owns only 15.11% of Abzu’s issued and outstanding common shares (2010 – 31.36%).

SELECTED ANNUAL INFORMATION

	October 31, 2011	October 31, 2010	October 31, 2009

Income (Loss) for the year	$(24,733,528)	$44,950,970	$(254,628)
Net income (loss) per share	$(0.36)	$0.77	$(0.01)
Total assets	$121,329,283	$136,205,154	$48,071,671

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past three fiscal years:

Fiscal 2011

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$42,158	$149,111	$165,254	$1,064,127
Gain on sale of investments	2,196,898	312,096	2,474,833	3,849,577
Impairment loss	-	-	-	2,837,978
Write-off of resource properties	-	-	-	$12,206,614
Net income (loss)	4,349,493	(2,859,179)	(3,824,274)	(22,399,568)
Net income (loss) per share	0.07	(0.05)	(0.05)	(0.36)
Comprehensive income (loss)	$21,444,911	$(10,318,134)	$(17,846,724)	$(39,165,610)

Fiscal 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$411	$(993)	$426	$192
Gain (loss) on resource property	89,406,016	(780,415)	(891,388)	(7,056)
Gain on sale of investments	136,092	162,517	-	641,042
Write-off of resource properties	-	8,180,742	299,546	17,795
Net income (loss)	62,261,575	(14,053,095)	(4,092,028)	834,518
Net income (loss) per share	1.06	(0.24)	(0.07)	0.02
Comprehensive income (loss)	$69,081,221	$(11,456,150)	$(6,854,748)	$11,404,744

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 49

Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$7,131	$5,446	$(135)	12,133
Gain (loss) on resource property	-	-	8,731,350	(133,695)
Gain on sale of investment	660,103	1,722,356	-	335,795
Write-off of resource properties	2,642,051	(45,559)	-	473,795
Net income (loss)	(2,997,821)	193,054	4,391,076	(1,840,937)
Net income (loss) per share	(0.05)	0.00	0.08	(0.02)
Comprehensive income (loss)	$1,400,502	$(671,416)	$6,506,293	$2,895,749

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. In addition, results in fiscal 2010 were significantly influenced by the one-time sale of the Pampa de Pongo property. While the Company may seek, in the future, to sell some or all of the interests in other of its mineral properties, the timing and potential effect of any such sale is impossible to predict. The write-off of mineral properties can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting SBC charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (an one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its investments, which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its mineral properties (as, for example, with the sale of the Pampa de Pongo project) which raised $88,372,433 net of costs in the 2010 fiscal year.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 50

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its mineral properties, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at October 31, 2011, the Company reported cash and cash equivalents of $5,985,634 compared to $52,264,003 at October 31, 2010 and $5,823,196 as at October 31, 2009. The change in cash and cash equivalents over the period is comprised of funds used in investing activities of $1,337,411, $44,769,071 ($25,601,634 relating to income tax payable on the sale of Pampa de Pongo and $8,580,096 loaned to Kria Resources Ltd. (“Kria”) (now a wholly owned subsidiary of Trevali)) used in operations and $1,197,868 provided by financing activities due to proceeds from shares issued. As at October 31, 2011, the Company had working capital of $13,556,780 compared to working capital of $26,549,076 at October 31, 2010 and $3,803,620 at October 31, 2009.

Under the three prospected joint ventures, Cardero will fund all expenditures under the particular joint venture and make the following payments to Emmaland:

For the Sheini Hills North prospecting license:

-	USD 25,000 upon the agreement to enter into the joint venture (paid);
-	USD 250,000 as an initial joint venture payment (paid);
-	USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid USD 700,000 and USD 300,000 subsequent to October 31, 2011);
-	USD 1,000,000 six months after the Effective Date (paid);
-	USD 500,000 one year after the Effective Date;
-	USD 1,000,000 two years after the Effective Date;
-	USD 1,000,000 three years after the Effective Date;
-	USD 500,000 four years after the Effective Date; and
-	USD 500,000 five years after the Effective Date.

For the Middle Sheini prospecting license:

-	USD 25,000 upon the agreement to enter into the joint venture (paid);
-	USD 250,000 as an initial joint venture payment (paid);
-	USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid subsequent to October 31, 2011);
-	USD 1,000,000 six months after the Effective Date (paid USD 100,000 subsequent to October 31, 2011);
-	USD 500,000 one year after the Effective Date (paid);
-	USD 1,000,000 two years after the Effective Date;
-	USD 1,000,000 three years after the Effective Date;
-	USD 500,000 four years after the Effective Date; and
-	USD 500,000 five years after the Effective Date.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 51

For the Sheini South prospecting license:

-	USD 3,000,000 upon the formation of the joint venture (Effective Date) (paid);
-	USD 1,000,000 one year after the Effective Date; and
-	USD 1,000,000 two years after the Effective Date.

And by virtue of the acquisition of Cardero Coal, the Company is therefore responsible for the balance of the option/acquisition payments to be made under the property agreements with respect to the Carbon Creek Metallurgical Coal deposit. The remaining payments under these agreements are as follows:

Johnson Agreement

Payment of $5,000,000 due within four months of the date the coal licenses are issued by the Government of British Columbia and transferred to the Cardero Coal. Cardero Coal can extend the payment date by paying a $20,000 monthly fee for up to three additional months.

Issuance of 400,000 common shares of the Company. Such issuance is to be made concurrently with the $5,000,000 final payment.

Burns Agreement

A final payment of $2,500,000 to be paid before December 30, 2011 was paid subsequent to October 31, 2011.

Joint Venture Agreement

A final payment of $2,500,000 to be paid before December 30, 2011 was paid subsequent to October 31, 2011.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru, Argentina and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations. The Company does not have any long-term debt or loan obligations. Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties. However, such payments are optional, and the Company can choose not to make such payments.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 52

Payments Due by Period(3)
			November 1,		November 1,
		Prior to	2012 to	November 1,	2018 to
		October 31,	October 31,	2015 to October	October 31,
Contractual		2012 (9	2015 (36	31, 2018 (36	2021(36
Obligations	Total	months)	months)	months)	months
Mineral Property Leases/Options(1)(2)	$15,250,000	$6,950,000	$6,150,000	$2,150,000	$-
Operating Lease Obligations	7,380,654	692,389	2,154,153	2,226,206	2,307,906
Total Contractual Obligations	$ 22,630,654	$ 7,642,389	$ 8,304,153	$ 4,376,206	$ 2,307,906
Notes:
1.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work which will actually be carried out by the Company.
2.	Does not include potential royalties that may be payable (other than annual minimum royalty payments).
3.	Assumes CAD and USD at par.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

(a)	Due to related parties

During the years ended October 31, 2011 and 2010, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2011	2010

Consulting fees	$115,000	$224,159
Professional fees	$82,500	$87,056

At October 31, 2011, there was $Nil (October 31, 2010 - $7,700) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder.

(b)	Due from related parties

Amounts due from related parties are comprised as follows:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 53

	2011	2010

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$142,945	$78,227
Wealth	495,312	305,871
Dorato	261,882	143,193
Indico	49,891	468,819
Abzu	171,268	208,345
IMM	18,805	18,820
ITH	22,899	11,185
Others	76,041	127,090

	$1,239,043	$1,361,550

The Company recovered $1,331,389 during the year ended October 31, 2011 (2010 - $894,131) in rent and administration costs from Wealth, ITH, Dorato, Indico Resources Ltd. (“Indico”), Trevali, Balmoral, Abzu, Corvus and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(c)	Loan receivable

The Company entered into a loan agreement with Kria whereby the Company advanced Kria $8,064,000 (the “Loan”) to fund the USD 8,000,000 property payment due by Kria to Xstrata Canada Corporation (“Xstrata”) on or before January 16, 2011 under the terms of the revised Halfmile and Stratmat property purchase agreement dated July 15, 2009, between Kria and Xstrata. The Loan bore interest at 10% per annum, calculated monthly, not in advance. As security for the Loan, Kria granted in favour of the Company a first charge, mortgage and security interest over all its assets and undertakings. In connection with the Loan, Kria issued to the Company 6,400,000 common share purchase warrants of Kria (the “Kria Bonus Warrants”). Each Kria Bonus Warrant entitled the holder to acquire a common share of Kria at an exercise price of $0.25 until January 14, 2012. The fair value of the Kria Bonus Warrants was calculated at $1,131,136 using the Black-Scholes model, and this amount was recognized as additional interest income under the term of the Loan. On April 7, 2011, Trevali acquired Kria and the 6,400,000 Kria Bonus Warrants were exchanged for 1,280,000 Trevali warrants (the “Trevali Bonus Warrants”) on a 5:1 exchange ratio. The interest rate of the Loan was retroactively reduced to 8% to be calculated monthly and not in advance and was due on or before January 14, 2012 (note 17). Accrued interest of $516,096 is included in the Loan balance presented.

The Company received repayment of the USD 8,000,000 principal balance of the Loan plus USD 645,260 in interest from Trevali on January 14, 2012. The Loan was repaid as follows:

•	USD 5,000,000 in cash, and
•	USD 3,645,260 (CAD $3,734,569) with 4,149,521 units (“Trevali Units”) of Trevali equity.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 54

Each Trevali Unit is comprised of one common share of Trevali and one-half of one transferrable common share purchase warrant (a "Trevali Warrant"), at a deemed price of $0.90 per Trevali Unit. Each whole Trevali Warrant will entitle the holder thereof to purchase one common share of Trevali at a price of $1.10 per share until January 16, 2014.

(d)	Related parties

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company that is the major shareholder (67%) of IMM. The Company has acquired a 15% interest in IMM Gold Ltd. (“IMMG”), a subsidiary of International Minerals and Mines Ltd. (“IMM”). This transaction was approved by the Company’s audit committee and Board of Directors (other than Mr. Fitch, who abstained from voting in each case). The Company considered the collectability of advances totalling $468,099 to IMMG to be doubtful and, accordingly, wrote them off during the year ended October 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties (note 7(c)(i)), the Pampa de Pongo Property (note 7(c)(ii)), the Katanga Property and the Corongo Property.

The presidents of Minerales Y Metales California, S.A. de C.V. and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating/negotiating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 55

CHANGES IN ACCOUNTING POLICIES

There have been no changes in the Company's accounting policies since November 1, 2010, being the start of the Company's most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's cash and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company's equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company's cash and cash equivalents at October 31, 2011 was $5,985,634 of which $856,894 was held in US, Mexican, Argentinean and Peruvian currencies.

The Company's receivables and payables at October 31, 2011 were normal course business items that are settled on a regular basis. The Company's investments in ITH, Corvus Gold Ltd., Trevali, Abzu, Wealth, Indico and Dorato are carried at quoted market value or an estimate thereof, and are classified as "available-for-sale" for accounting purposes. The Company's investment in Ethos Capital Corp. is classified as "held-for-trading" for accounting purposes. All resource related investments in warrants are classified as held-for-trading and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations.

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company's reports filed or submitted as part of the Company's continuous disclosure requirements is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at October 31, 2011 as required by Canadian and US securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of October 31, 2011, the disclosure controls and procedures were effective.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 56

EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

For an evaluation of the Company’s internal control over financial reporting, please refer to “Management’s Report on Internal Control over Financial Reporting” as well as “Report of Independent Registered Public Accounting Firm to the Shareholders of Cardero Resource Corp. (an Exploration Stage Company)” in the the Company’s audited consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on November 1, 2010 and ended on October 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

General

The Canadian Accounting Standards Board has confirmed that, effective on January 1, 2011, IFRS replaced Canadian Generally Accepted Accounting Policies (GAAP) as the basis for accounting for publicly accountable enterprises. The first period reported under IFRS by the Company will be the three month period ended January 31, 2012 and the Company’s first fiscal year end date under IFRS will be the fiscal year ending October 31, 2012.

The change from Canadian GAAP to IFRS will be a significant undertaking and may have significant effects on the Company’s accounting, internal controls, disclosure controls and financial statement presentation.

The Company commenced transition plan development in November 2009. The Company has determined its preliminary IFRS policy decisions and significant expected accounting differences, based on an analysis of the current IFRS standards, and the following section outlines each of these. As the conversion work continues, additional differences between Canadian GAAP and IFRS may be identified. As a result, these accounting policy choices may change prior to the adoption of IFRS by the Company on November 1, 2011. Although the Company has identified key accounting policy differences, the impact of these differences to its financial statements has not been determined at this time. Decisions with respect to accounting policy changes, outlined below, may change once management has quantified and thoroughly analyzed the effects of such changes and has presented them for final review and approval by the Company’s Audit Committee.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 57

First-time Adoption of IFRS (IFRS 1)

In the first year of transition to IFRS, a company is allowed to elect certain exceptions from IFRS in order not to apply each IFRS on a retrospective basis. IFRS 1 has certain mandatory exemptions as well as limited optional exemptions. Based on analysis to date, the Company expects to apply the following optional exemptions under IFRS 1 that will be significant in preparing the financial statements under IFRS:

  Business Combinations – A company may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 “Business Combinations” or to apply an optional exemption from applying IFRS 3 to past business combinations. The Company will elect, on transition to IFRS, to apply the optional exemption such that transactions entered into prior to the transition date of November 1, 2010 will not be restated.

  Share-Based Payments – A company may elect not to apply IFRS 2 “Share-Based Payments” to equity instruments which vested before the transition date to IFRS. The Company will elect, on transition to IFRS, to apply the optional exemption such that equity instruments which vested prior to the transition date of November 1, 2010, will not be restated.

IFRS to Canadian GAAP differences

The following is the preliminary difference between the Company’s Canadian GAAP accounting policies and the policy choices available under IFRS. Based on analysis to date, management believes they may not be material:

Share-based payments – Canadian GAAP allows certain policy choices in the calculation of stock based compensation. The Company currently amortizes grants in their entirety on a straight-line basis over the vesting term. IFRS standards require each tranche in the grant to be amortized over its respective vesting period. As a result of these changes, share-based compensation expense will be accelerated under IFRS. In addition, unvested options at November 1, 2011 will be revalued under IFRS, with consequent adjustments to opening retained earnings. The Company currently vests options at the date of the grant.

Additional Impacts of Adopting IFRS

The Company has determined that the main impact of IFRS on the Company will involve a significant increase in note disclosure as well as certain presentation differences.

Current IFRS Transition Work

  The Company is now quantifying the known differences between IFRS and Canadian GAAP.

  The Company’s finance group is continuing its education program to increase its understanding of IFRS.

  The Company will continue to review all proposed and continuing IFRS amendments by the various regulatory bodies and update or revise the project plan accordingly to ensure it accomplishes a timely and efficient transition to IFRS.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 58
  The Company’s IFRS conversion project is currently on target to meet the changeover date of November 1, 2011.

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at October 31, 2011:

Authorized	Issued		Book Value
An unlimited number of common shares without par value	83,054,104	(1)	$107,237,122

As at January 26, 2012:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	91,517,854	$115,511,002

2.	Options Outstanding: As at October 31, 2011:

Number		Exercise Price	Expiry Date

360,000		$ 1.31	December 1, 2011
500,000		$ 1.41	February 2, 2012
1,485,000		$ 1.16	July 29, 2012
1,125,000		$ 1.16	August 11, 2012
100,000		$ 1.28	September 8, 2012
1,000,000		$ 1.83	January 28,2013
280,000	(2)	$ 0.06	June 1, 2013
100,000	(2)	$ 0.16	June 1, 2013
320,000	(2)	$ 0.31	June 1, 2013
980,000	(2)	$ 0.38	June 1, 2013
349,143	(2)	$ 0.44	June 1, 2013

6,599,143

(2)	Former Cardero Coal incentive stock options.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 59

As at January 26, 2012:

Number	Exercise Price	Expiry Date

500,000	$ 1.41	February 2, 2012
1,485,000	$ 1.16	July 29, 2012
1,125,000	$ 1.16	August 11, 2012
100,000	$ 1.28	September 8, 2012
1,000,000	$ 1.83	January 28,2013
280,000(2)	$ 0.06	June 1, 2013
100,000(2)	$ 0.16	June 1, 2013
320,000(2)	$ 0.31	June 1, 2013
980,000(2)	$ 0.38	June 1, 2013
349,143(2)	$ 0.44	June 1, 2013
1,400,000	$ 1.10	November 9, 2013
1,500,000	$ 1.51	January 26, 2014

9,139,143

(2)	Former Cardero Coal incentive stock options.

The number of options remaining available for grant as at October 31, 2011 and 2010 were 1,706,267 and 527,330, respectively.

3.	Warrants Outstanding:

As at October 31, 2011, the following warrants were outstanding:

Number	Exercise Price	Expiry Date
428,400	$ 0.63	December 17, 2011
240,000	$ 0.06	March 1, 2012
5,600	$ 0.16	March 29, 2012
12,600	$ 0.16	April 6, 2012
120,000	$ 0.06	May 20, 2012
336,000	$ 0.38	June 14, 2012
120,000	$ 0.06	June 15, 2012
70,000	$ 0.44	September 22, 2012
1,600,000	$ 0.50	June 1, 2013
240,000	$ 0.13	January 12, 2013
240,000	$ 0.13	May 29, 2013
3,412,600	(3)

(3)	Former Cardero Coal warrants.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2011	Page 60

At January 26, 2012, the following warrants were outstanding:

Number	Exercise Price	Expiry Date

240,000	$ 0.06	March 1, 2012
5,600	$ 0.16	March 29, 2012
12,600	$ 0.16	April 6, 2012
120,000	$ 0.06	May 20, 2012
336,000	$ 0.38	June 14, 2012
120,000	$ 0.06	June 15, 2012
70,000	$ 0.44	September 22, 2012
1,600,000	$ 0.50	June 1, 2013
240,000	$ 0.13	January 12, 2013
240,000	$ 0.13	May 29, 2013

2,984,200	(2)

(3)	Former Cardero Coal warrants.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.